# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Stardust Power Inc., CIK 0001831979
CUSIP: 854936200
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 15 E. PUTNAM AVE, SUITE 378, GREENWICH, Connecticut (CT), 06830
Date of event which requires filing of this statement: 09/16/2026
Amends the filing with accession number 0001493152-26-015200
Filed by CIK 0002028166
Persons authorized to receive notices and communications: Pablo Cortegoso, 15 E Putnam Ave,, Suite 378,, Greenwich, Connecticut (CT), 06830, 800-742-3095

## Reporting persons
- Pablo Cortegoso (CIK 0002028166): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 459,537; shared voting power 0; sole dispositive power 459,537; shared dispositive power 0; aggregate amount beneficially owned 459,537 (0.86% of the class)
  Comment: The percent of class is calculated based on 53,468,409 shares of Common Stock outstanding as of October 2, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Stardust Power Inc.
Address of issuer's principal executive offices: 15 E. PUTNAM AVE, SUITE 378, GREENWICH, Connecticut (CT), 06830
Comment: This Amendment No. 3 (this "Statement") amends and supplements the Schedule 13D, originally filed on July 15, 2024, as amended by Amendment No. 1 filed on June 23, 2025 and Amendment No. 2 filed on April 3, 2026 (as amended, the "Schedule 13D"), relating to the Common Stock of the Issuer. This Amendment No. 3 is being filed to report that the Reporting Person has ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock, and constitutes the final amendment to the Schedule 13D. Item 5 of the Schedule 13D is hereby amended and supplemented as set forth below. Except as set forth herein, the Schedule 13D remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows 11 and 13 of the cover page to this Statement is incorporated by reference into this Item 5(a).
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover page to this Statement is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days:
On September 16, 2026, the Reporting Person sold 123,614 shares of Common Stock in open market transactions at a weighted average price of $0.1318 per share pursuant to a Rule 10b5-1 trading plan adopted by the Reporting Person on June 17, 2026. The shares were sold in multiple transactions at prices ranging from $0.1300 to $0.1364 per share, inclusive. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth above.

Except as described above, the Reporting Person has not effected any transactions in the Common Stock in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Person ceased to be the beneficial owner of more than five percent of the Company's shares of Common Stock on.

## Signatures
- Pablo Cortegoso: /s/ Pablo Cortegoso, Pablo Cortegoso / Chief Technical Officer (10/02/2026)